AB
3/7

15047592

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~[illegible]~~

8-41727

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CFD Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2704 S Goyer Road
(No. and Street)

Kokomo	IN	46902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Owens — 765-453-9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Somerset CPAs
(Name – *if individual, state last, first, middle name*)

3925 River Crossing Pkwy, 3rd Floor	Indianapolis	IN	46240
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH., D.C.
194

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brent Owens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CFD Investments, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TERESA K. PARNELL
Notary Public, State of Indiana
Grant County
Commission # 608105
My Commission Expires
July 06, 2017

Brent Owens
Signature

President
Title

Teresa K Parnell
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CFD INVESTMENTS, INC.
Financial Statements
Year Ended December 31, 2014

CFD INVESTMENTS, INC.

TABLE OF CONTENTS

SOMERSET
CPAs AND ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
CFD INVESTMENTS, INC.
Kokomo, Indiana

We have audited the accompanying statement of financial condition of CFD Investments, Inc., as of December 31, 2014, and the related statements of income, changes in members' equity and cash flows for the year then ended and the related notes to the financial statements. These financial statements are the responsibility of CFD Investments, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CFD Investments, Inc., as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of CFD Investments, Inc.'s financial statements. The Computation of Net Capital is the responsibility of CFD Investments, Inc.'s management. Our audit procedures included determining whether the Computation of Net Capital reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Computation of Net Capital. In forming our opinion on the Computation of Net Capital, we evaluated whether the Computation of Net Capital, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Somerset CPAs PC

Indianapolis, Indiana
February 27, 2015

3925 River Crossing Pkwy, Suite 300 | Indianapolis, IN 46240 | 317.472.2200/800.469.7206 | somersetcpas.com

CFD INVESTMENTS, INC.
Statement of Financial Condition
December 31, 2014

Assets

Current Assets	
Cash and cash equivalents	$ 954,168
Deposits with clearing organizations	125,078
Commissions and fees receivable	609,952
Current portion of note receivable from shareholder	3,307
Prepaid expenses	207,479
Total Current Assets	1,899,984
Other Assets	
Marketable securities	71,940
Cash surrender value of life insurance	10,110
Note receivable from shareholder, net of current portion	131,783
Total Other Assets	213,833
Total Assets	$ 2,113,817

Liabilities and Shareholders' Equity

Current Liabilities	
Accounts payable	$ 399,088
Commissions payable	708,172
Income taxes	12,195
Total Current Liabilities	1,119,455
Shareholders' Equity	
Common stock	376,625
Additional paid-in capital	15,500
Retained earnings	554,248
Accumulated other comprehensive income	47,989
Total Shareholders' Equity	994,362
Total Liabilities and Shareholders' Equity	$ 2,113,817

See accompanying notes.

CFD INVESTMENTS, INC.
Statement of Income (Loss)
For the Year Ended December 31, 2014

Revenues		
Commissions and fees	$	17,707,975
Other income		1,246,956
Investment income		5,636
Total Revenues		18,960,567
Operating Expenses		
Commissions expense		14,984,547
Employee leasing/salaries		1,189,733
Technology fees		638,409
Professional services		404,319
Advertising and promotion		466,986
Clearing costs and fees		426,042
Rent		210,000
Office expenses		203,529
Registrations, licenses, and assessments		81,930
Computer lease and maintenance		171,255
Education, seminars, and meetings		99,558
Travel and entertainment		79,082
Other expenses		42,698
Total Operating Expenses		18,998,088
Net Loss Before Tax		(37,521)
Income Tax Expense		933
Net Loss	$	(38,454)

See accompanying notes.

CFD INVESTMENTS, INC.
Statement of Comprehensive Income (Loss)
For the Year Ended December 31, 2014

Net Loss	$	(38,454)
Other Comprehensive Income		
Unrealized holding income on marketable securities arising during the year, net of tax		12,240
Total Comprehensive Loss	$	(26,214)

See accompanying notes.

CFD INVESTMENTS, INC.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance at 12/31/2013	$ 376,625	$ 15,500	$ 592,702	$ 35,749	$ 1,020,576
Unrealized income in marketable securities, net of tax				12,240	12,240
Net loss			(38,454)		(38,454)
Balance at 12/31/2014	$ 376,625	$ 15,500	$ 554,248	$ 47,989	$ 994,362

See accompanying notes.

CFD INVESTMENTS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash Flows from Operating Activities	
Net Loss	$ (38,454)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in commissions and fees receivable	104,458
Increase in prepaid expenses	(75,670)
Increase in other assets	(6,381)
Increase in accounts payable	75,732
Decrease in commissions payable	(132,001)
Decrease in income taxes	(50,157)
Net cash used in operating activities	(122,473)
Net Decrease in Cash and Cash Equivalents	(122,473)
Cash and Cash Equivalents, Beginning of Year	1,076,641
Cash and Cash Equivalents, End of Year	$ 954,168
Supplemental Cash Flow Disclosures	
Income taxes paid	$ 51,090

See accompanying notes.

CFD INVESTMENTS, INC.
Notes to Financial Statements
December 31, 2014

Note A-Nature of Operations and Summary of Significant Accounting Policies:

Nature of Operations

CFD Investments, Inc. (the Company), was incorporated in 1986 in the state of Indiana. The Company is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission (SEC) and various states within the United States.

The Company operates as an introducing broker on a fully disclosed basis, and forwards all transactions to its clearing brokers. Accordingly, the Company operates under the exceptive provision of the SEC Rule 15c3-3(k)(2)(ii). Additionally, the Company operates under the exceptive provision of Rule 15c3-3(k)(2)(i) for the special third party account set up for the exclusive benefit of one customer.

Revenue Recognition

The Company recognizes revenue through commissions generated by effecting trades for its customers. Customers' securities transactions are recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade date basis.

The Company recognizes revenue on its variable annuity and mutual funds products when the necessary policy documents have been completed by the customer as well as the premiums associated with the related products have been received by the carrier.

Method of Accounting

The Company's financial statements are presented on the accrual basis method of accounting.

Commissions Receivable

The Company carries commissions receivable at invoiced amounts less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its commissions receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts currently is provided. The Company's policy is not to accrue interest on past due receivables.

Note A-Nature of Operations and Summary of Significant Accounting Policies (Continued):

Investment in Marketable Equity Securities

The Company has an investment in a marketable equity security that is listed and traded on a national exchange.

The Company's investment in marketable equity securities have been classified as available-for-sale and are stated at fair value. Unrealized holding gains and losses are reported in other comprehensive income.

Dividends on marketable equity securities are recognized in income when declared. Realized gains and losses, including losses from declines in value of specific securities determined by management to be other-than-temporary, are included in income. Realized gains and losses are determined on the basis of average cost of securities sold.

Long-lived Assets

Long-lived assets to be held and used are tested and recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset's carrying amount over the fair value of the asset. Certain long-lived assets to be disposed of by sale are reported at the lower of carrying amount or fair value less cost to sell.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for the differences between the basis of assets and liabilities for financial statement and income tax purposes. Those differences relate primarily to investments (reported at market value for financial statement purposes and reported at cost for income tax purposes). The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for any operating loss carryforwards, charitable contribution carryforwards and tax credit carryforwards that are available to offset future income taxes.

Note A-Nature of Operations and Summary of Significant Accounting Policies (Continued):

Accounting principles generally accepted in the United States of America require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Company's policy is to recognize penalties and interests incurred in its Statement of Income.

The Company's federal and state income tax returns for 2011 through 2014 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

Cash Flows

For purposes of the Statement of Cash Flows, the Company considers all highly liquid instruments purchased within three months or less of an instrument's original maturity date to be cash equivalents. Deposits with clearing organization are restricted balances and not available for operating purposes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

Accounting Standards Codification (ASC) 820 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (or exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimizes the use of unobservable inputs.

Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.

Note A-Nature of Operations and Summary of Significant Accounting Policies (Continued):

Unobservable inputs are inputs that reflect the Company's assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

The fair value hierarchy input levels are as follows:

- Level 1 – Quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.
- Level 2 – Observable inputs other than quoted market prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, or quoted market prices for identical or similar assets or liabilities in markets that are not active.
- Level 3 – Unobservable inputs that are supported by little or no market activity and hat are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

As of December 31, 2014, the Company held certain financial assets that are required to be measured at fair value:

Description	Level 1: Quoted Prices in Active Markets for Identical Assets	Total Fair Value at December 31, 2014
Marketable Equity Securities		
Financial services industry	$ 71,940	$ 71,940
Total Assets	$ 71,940	$ 71,940

CFD INVESTMENTS, INC.
Notes to Financial Statements
December 31, 2014

Note B – Investment in Marketable Equity Securities:

The following is a summary of the Company's investment in available-for-sale securities at December 31, 2014:

Investment	Aggregate Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Marketable equity securities	$ 12,180	$ 59,760	$ -	$ 71,940

The net change in the unrealized holding income on available-for-sale securities of $12,240 at December 31, 2014, is included in the determination of other comprehensive income.

Note C – Income Taxes:

Income tax expense for the year ended December 31, 2014, is as follows:

Current:	
Federal	$ 512
State	421
Income tax expense	$ 933

The net deferred tax liability of approximately $12,000, included in income tax liability on the Statement of Financial Condition, results primarily from unrealized gains on marketable securities as reflected in accumulated other comprehensive income.

Note D – Common Stock:

The Company has two classes of capital stock. The Company has common stock that has equal rights, preferences, qualifications, limitations and restrictions. The Company also has preferred stock which is designated at 10% non-cumulative stock.

The following summarizes the Company's shares of common and preferred stock at December 31, 2014:

	Common Stock	Preferred Stock
Authorized	500	500
Issued	382	0
Outstanding	382	0

Note E – Related Party Transactions:

Note Receivable from Shareholder

The note receivable outstanding at December 31, 2014, is unsecured and due in quarterly installments of $2,240. Interest rate is 3%, through November 1, 2034. Interest income relating to this note amounted to $2,340 for the year ended December 31, 2014.

Creative Financial Centre, LLC

The Company leases its office facilities from a related party under an operating lease agreement through December 2016, with monthly payments of $17,500. A new lease will be negotiated in March 2015. Rent expense was $210,000 for the year ended December 31, 2014. Future minimum lease payments at December 31, 2014, are as follows:

Year Ending December 31,	
2015	$ 210,000
2016	210,000
	$ 420,000

CFD Leasing, Inc.

The Company utilizes the personnel and equipment of the related party and expenditures were $1,087,233 and $26,148, for employee leasing and equipment leasing costs, respectively, during the year ended December 31, 2014. Employee costs are allocated each pay period, based on an allocation of time spent by each employee.

CFD Accounting, Inc.

The Company utilizes the accounting services of the related party and expenditures were $102,500 and $158,215, for employee leasing and professional services/overhead costs, respectively, during the year ended December 31, 2014.

Creative Financial Designs, Inc.

The Company collects management fees on behalf of the related party from its two clearing firms for advised accounts of the related party. No revenue or cost is recognized as the Company is only acting as the agent facilitating the transactions. Cash collected from the clearing firms and remitted to the related party was $2,873,368 for the year ended December 31, 2014.

Note F – Line of Credit:

The Company had a $250,000 line of credit available through February 15, 2016. The interest rate was the National Prime rate plus one-half percent, with a minimum of 3.75%. There were no outstanding borrowings on the line of credit at December 31, 2014. Covenants under the line of credit required the Company to provide annual internal financial statements and tax returns. The line of credit was secured by all business assets of the Company and the personal guarantee of one of the Company's shareholders.

Note G – Concentration of Credit Risk:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and commissions receivable. The Company places its cash and cash equivalents with several financial institutions. At times, such amounts may be in excess of the FDIC insured limit. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its commission's receivable credit risk exposure is limited.

Note H – Major Carrier:

Commissions and fees derived from the sale of products with two companies was approximately thirty-five percent (35%) of total revenues for the year ended December 31, 2014.

Note I – Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Company is $74,602. At December 31, 2014, the Company's net capital was $556,979 which was $482,377 in excess of its minimum net capital requirement. There is a difference of $932 between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by the Company and included in the unaudited Part II of Form X-17A-5 as of December 31, 2014. The difference relates to audit adjustments on accounts included in net capital.

Note J – Statements of Changes in Liabilities subordinated to Claims of General Creditors:

For the year ended December 31, 2014, the Company did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

Note K –Pending Litigation:

The Company is subject to legal proceedings and claims which arise in the ordinary course of business. The Company is currently involved in several proceedings which management asserts are without merit. The Company maintains insurance such that management anticipates, even in the unlikely event of an unfavorable outcome, no material effect on the Company.

Note L – Management Evaluation of Subsequent Events:

The Company has evaluated subsequent events through February 27, 2015, the date on which the financial statements were available to be issued.

CFD INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
As of December 31, 2014

Net Capital		
Total Shareholders' Equity	$	994,362
Deductions and/or Charges		
Other assets		423,099
Net Capital Before Haircuts on Securities Positions		571,263
Haircuts on Other Securities		14,285
Net Capital	$	556,978
Aggregate Indebtedness		
Items Included in Statement of Financial Condition		
Accounts payable and commissions payable	$	1,107,260
Other liabilities		12,195
Total Aggregate Indebtedness	$	1,119,455
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	$	74,602
Excess Net Capital	$	482,377
Excess Net Capital at 1000%	$	445,034
Ratio: Aggregate Indebtedness to Net Capital		2.0099 to 1
Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2014)		
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$	557,911
Effect of audit adjustments on accounts included in net capital		(933)
Net Capital per Above	$	556,978

See report of independent registered public accounting firm.

SOMERSET
CPAs AND ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
CFD INVESTMENTS, INC.
Kokomo, Indiana

We have reviewed management's statements, included in the accompanying CFD Investments, Inc. Report of Compliance with the Exemptive Provisions of SEC Rule 15c3-3, in which (1) CFD Investments, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which CFD Investments, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) and (2)(ii) (the "exemption provisions") and (2) CFD Investments, Inc. stated that CFD Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. CFD Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about CFD Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Somerset CPAs PC

Indianapolis, Indiana
February 27, 2015

Report of Compliance with the Exemptive Provisions of SEC Rule 15c3-3

CFD Investments claims an exemption from the prohibitions established in SEC Rule 15c3-3. The firm's exemptions are as follows:

1. The firm maintains a (k)(2)(i) account.
2. Pursuant to (k)(2)(ii), the firm has fully disclosed clearing arrangements with:
    a. RBC Dain Rauscher, Inc.; and
    b. National Financial Services, Inc.

Based on knowledge and belief, the firm was in compliance with the exemptive provisions Rule 15c3-3 and qualifies for the exemptions claimed above for all times from January 1 thru December 31, 2014.

Sworn to and acknowledged this 25th day of February, 2015.

Matthew Bahrenburg, JD
Chief Compliance Officer and General Counsel

CFD INVESTMENTS, INC.

SIPC Assessment Reconciliation

SOMERSET
CPAs AND ADVISORS

Independent Accountants' Report Related to the Entity's SIPC Assessment Reconciliation as Required under SEC Rule 17a-5(e)(4)

To the Board of Directors
CFD INVESTMENTS, INC.
Kokomo, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by CFD Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CFD Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CFD Investments, Inc.'s management is responsible for CFD Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement record entries per review of the cash disbursement journal noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the supporting schedules and working papers noting the following difference:

    a. The Line 2c (1) deduction was improperly stated at $16,751,957, while the supporting schedules for this deduction sum to $17,418,230. In addition, the Line 2c (5) deduction was improperly stated at $12,505, while the supporting schedule for this deduction sums to $12,240. The result of these differences was a $1,665 overpayment by the Company.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences; and

5. There was no overpayment applied to the current assessment from the Form SIPC-7T on which it was originally computed, thus no comparison was required.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Somerset CPAs PC

February 27, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

041727 FINRA DEC
CFD Investments, Inc. 18*18
PO Box 2244
Kokomo, IN 46904-2244

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Tony Burnett 765-453-9600

2. A. General Assessment (item 2e from page 2)		$ 2,381.24
B. Less payment made with SIPC-6 filed (exclude interest) 7/31/2014 Date Paid		(1,242.66)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		1,138.58
E. Interest computed on late payment (see Instruction E) for______days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1,138.58
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$1,138.58	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CFD Investments, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 16th day of February, 2015.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$18,972,808
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	16,751,957
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	12,505
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	3,260
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Technology fees, Marketing revenue, Misc revenue (Deductions in excess of $100,000 require documentation)	1,252,591
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	18,020,313
2d. SIPC Net Operating Revenues	$952,495
2e. General Assessment @ .0025	$2,381.24

(to page 1, line 2.A.)